Exhibit 99.1

Condensed Interim Consolidated Financial Statements

March 31, 2015

(unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2015	2014

Continuing operations
Revenue	4	$426,157	$113,947
Cost of sales	5	(257,867)	(93,482)

Gross margin		168,290	20,465

Operating expenses	6	(93,543)	(68,877)
Corporate administration expenses		(3,502)	(6,432)
Other (expenses) income	7	(5,921)	1,229

Income (loss) before finance items and taxes		65,324	(53,615)

Finance items
Finance income	8	598	5,114
Finance costs	8	(1,731)	(8,466)

		(1,133)	(3,352)

Income (loss) from continuing operations before taxes		64,191	(56,967)

Provision for income and other taxes		(11,763)	(13,384)

Income (loss) from continuing operations		52,428	(70,351)

Discontinued operations
Income (loss) after tax from discontinued operations	14	60,604	(20,985)

Income (loss) for the period		$113,032	$(91,336)

Attributable to owners of Turquoise Hill Resources Ltd.		96,170	(21,643)
Attributable to owners of non-controlling interests		16,862	(69,693)

Income (loss) for the period		$113,032	$(91,336)

Income (loss) attributable to owners of Turquoise Hill Resources Ltd.
Continuing operations		$67,141	$(9,469)
Discontinued operations		29,029	(12,174)

		$96,170	$(21,643)

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.
Continuing operations	22	$0.03	$(0.01)
Discontinued operations		0.01	(0.01)

Income (loss) for the period		$0.04	$(0.02)

Basic weighted average number of shares outstanding (000’s)		2,012,306	1,866,912

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2015	2014

Income (loss) for the period		$113,032	$(91,336)

Other comprehensive loss:
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Losses on revaluation of available for sale investments	19	(8,970)	(6,967)
Losses on revaluation of available for sale investments transferred to the statement of income	19	8,075	1,766

Other comprehensive income (loss) for the period		$(895)	$(5,201)

Total comprehensive income (loss) for the period		$112,137	$(96,537)

Attributable to owners of Turquoise Hill		$95,275	$(26,618)
Attributable to owners of non-controlling interests		16,862	(69,919)

Total comprehensive income (loss) for the period		$112,137	$(96,537)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2015	2014

Cash generated from (used in) operating activities before interest and tax	21	$105,259	$(111,869)

Interest received		283	—
Interest paid		—	(18,434)
Income and other taxes paid		(4,473)	—

Net cash generated from (used in) operating activities		101,069	(130,303)

Cash flows from investing activities
Proceeds from sale and redemption of financial assets		12,875	—
Expenditures on property, plant and equipment	12	(24,283)	(76,838)
Proceeds from sales of mineral property rights and other assets		1,237	168
Other investing cash flows		903	—

Cash used in investing activities of continuing operations		(9,268)	(76,670)
Cash used in investing activities of discontinued operations		(114)	(3,379)

Cash used in investing activities		(9,382)	(80,049)

Cash flows from financing activities
Issue of share capital	18	20	2,288,448
Proceeds from bridge funding facility	15	—	62,373
Repayment of interim and bridge funding facilities	15	—	(2,191,635)
Proceeds from credit facilities	15	—	113,826

Cash from financing activities of continuing operations		20	273,012
Cash from financing activities of discontinued operations		3,500	4

Cash from financing activities		3,520	273,016

Effects of exchange rates on cash and cash equivalents		(95)	(65)

Net increase in cash and cash equivalents		95,112	62,599

Cash and cash equivalents - beginning of period		$862,755	$78,112
Cash and cash equivalents - end of period		957,867	140,711
Less cash and cash equivalents classified in current assets held for sale		(3,647)	—

Cash and cash equivalents as presented on the statement of financial position		$954,220	$140,711

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Financial Position

(Stated in thousands of U.S. dollars)

(Unaudited)

		March 31,	December 31,	January 1,
	Note	2015	2014	2014

Current assets
Cash and cash equivalents	9	$954,220	$862,755	$78,112
Inventories	10	331,706	396,782	844,510
Trade and other receivables		14,192	14,519	4,853
Prepaid expenses and other assets	11	76,827	76,903	105,088
Due from related parties	23	4,445	7,864	5,070
Assets of disposal groups held for sale	14	300,593	229,489	—

		1,681,983	1,588,312	1,037,633
Non-current assets
Property, plant and equipment	12	6,555,469	6,597,395	7,209,453
Inventories	10	43,533	52,757	21,229
Financial assets	13	22,363	60,553	370,471

		6,621,365	6,710,705	7,601,153

Total assets		$8,303,348	$8,299,017	$8,638,786

Current liabilities
Borrowings and other financial liabilities	15	—	—	2,145,093
Trade and other payables	16	138,934	185,852	280,395
Deferred revenue		71,882	140,135	107,796
Payable to related parties	23	42,818	53,784	247,692
Liabilities of disposal groups held for sale	14	127,871	120,871	—

		381,505	500,642	2,780,976
Non-current liabilities
Borrowings and other financial liabilities	15	13,961	14,086	108,866
Deferred income tax liabilities		129,231	122,820	91,380
Decommissioning obligations	17	94,497	93,004	118,562

		237,689	229,910	318,808

Total liabilities		$619,194	$730,552	$3,099,784

Equity
Share capital	18	11,432,084	11,432,060	9,150,621
Contributed surplus		1,557,426	1,555,721	1,551,466
Accumulated other comprehensive (loss) income	19	(5,400)	(4,505)	22,347
Deficit		(4,692,170)	(4,788,340)	(4,815,269)

Equity attributable to owners of Turquoise Hill		8,291,940	8,194,936	5,909,165
Attributable to non-controlling interests	20	(607,786)	(626,471)	(370,163)

Total equity		7,684,154	7,568,465	5,539,002

Total liabilities and equity		$8,303,348	$8,299,017	$8,638,786

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on May 8, 2015 and signed on their behalf by:

/s/ J. Gardiner	/s/ R. Robertson
J. Gardiner, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)

Three Months Ended March 31, 2015	Attributable to owners of Turquoise Hill
	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive loss (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$11,432,060	$1,555,721	$(4,505)	$(4,788,340)	$8,194,936	$(626,471)	$7,568,465

Income for the period	—	—	—	96,170	96,170	16,862	113,032
Comprehensive loss for the period	—	—	(895)	—	(895)	—	(895)
Equity issued to holders of non-controlling interests	—	1,677	—	—	1,677	1,823	3,500
Employee share options	24	28	—	—	52	—	52

Closing balance	$11,432,084	$1,557,426	$(5,400)	$(4,692,170)	$8,291,940	$(607,786)	$7,684,154

Three Months Ended March 31, 2014	Attributable to owners of Turquoise Hill
	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive income (loss) (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$9,150,621	$1,551,466	$22,347	$(4,815,269)	$5,909,165	$(370,163)	$5,539,002

Loss for the period	—	—	—	(21,643)	(21,643)	(69,693)	(91,336)
Comprehensive loss for the period	—	—	(4,975)	—	(4,975)	(226)	(5,201)
Equity issued for rights offering (Note 18), net of share issue costs of $79,771	2,280,959	—	—	—	2,280,959	—	2,280,959
Equity issued to holders of non-controlling interests	—	2,397	—	—	2,397	(2,469)	(72)
Employee share options	11	796	—	—	807	76	883

Closing balance	$11,431,591	$1,554,659	$17,372	$(4,836,912)	$8,166,710	$(442,475)	$7,724,235

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	Nature of operations

The condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on May 8, 2015. Rio Tinto plc is the ultimate parent company and indirectly owns a 50.8% majority interest in Turquoise Hill as at March 31, 2015.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”) and as these are the Company’s first condensed interim consolidated financial statements prepared under IFRS, also IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). These condensed interim consolidated financial statements comply with IAS 34 and do not include all of the information required for full annual financial statements.

The accounting policies applied in these condensed interim consolidated financial statements are presented below and are based on IFRS issued and applicable as of May 8, 2015, the date the Board of Directors approved the financial statements. The accounting policies have been applied consistently to all periods presented in these condensed interim consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2014 for the purpose of the transition to IFRS, unless otherwise indicated. An explanation of how the transition to IFRS has affected the reported equity and comprehensive income (loss) of the Company is provided in Note 25.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014 that were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The condensed interim consolidated financial statements disclose IFRS information for the year ended December 31, 2014 that is material to the understanding of these condensed interim consolidated financial statements.

(b)	Use of estimates and judgments

The preparation of financial statements requires management to make assumptions and estimates that affect the reported amounts and other disclosures in these condensed interim consolidated financial statements. Actual results may differ from those estimates. Significant estimates used in the preparation of these condensed interim consolidated financial statements include, among other things, the recoverability of investments, the proven and probable ore reserves, the estimated recoverable tonnes of

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	Summary of significant accounting policies (continued)

(b)	Use of estimates and judgments (continued)

ore from each mine area, the estimated net realizable value of inventories, the valuation of deferred income tax assets, the expected economic lives of and the recoverability of property, plant and equipment, depreciation and depletion, estimated fair values of financial assets and liabilities falling within levels 2 or 3 of the IFRS guidance for fair value measurements and the anticipated costs and timing of decommissioning obligations.

Significant judgments used in the preparation of these condensed interim consolidated financial statements include, among other things, the assessment of control over subsidiaries and the capitalization of stripping costs.

(c)	Basis of consolidation

The financial statements consist of the consolidation of the accounts of Turquoise Hill and its respective subsidiaries, together with the Company’s share of associates accounted for as described below.

All intercompany transactions and balances between Turquoise Hill and its subsidiaries have been eliminated on consolidation.

Where necessary, adjustments are made to assets, liabilities, and results of subsidiaries and associates to bring their accounting policies into line with those used by the Company.

(i)	Subsidiaries

Subsidiaries are entities controlled by Turquoise Hill. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. The Company controls an entity if it has power to divest the activities of the entity that significantly affects its returns (the relevant activities), has exposure or rights to variable returns from its involvement with the entity and has the ability to use its power to affect those returns.

The Company consolidates all wholly-owned subsidiary undertakings. The following table illustrates the Company’s method of accounting for its interests in operating subsidiaries where the Company holds less than a 100% voting or economic interest:

Entity	Percent of equity interests owned at March 31, 2015	Method at March 31, 2015

Oyu Tolgoi LLC (1)	66.0%	Consolidation

SouthGobi Resources Ltd. (2)	47.9%	Consolidation

(1)

The Company’s principal operating subsidiary is Oyu Tolgoi LLC (“Oyu Tolgoi”). Wholly-owned subsidiaries of Turquoise Hill together hold a 66.0% interest in Oyu Tolgoi, whose principal asset is the Oyu Tolgoi copper-gold mine located in southern Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	Summary of significant accounting policies (continued)

(c)	Basis of consolidation (continued)

The remaining 34% non-controlling interest in Oyu Tolgoi is owned by Erdenes Oyu Tolgoi LLC (“Erdenes”), a company controlled by the Mongolian government. The Company has historically funded 100% of the Oyu Tolgoi copper-gold mine’s exploration and development costs via equity and debt investments in Oyu Tolgoi and non-recourse loans to Erdenes. Income and loss of Oyu Tolgoi is attributed to the controlling and non-controlling shareholders based on ownership percentage. Non-recourse loans advanced to Erdenes upon the issuance of additional equity interests to Erdenes are accounted for separately and recorded as an offset to non-controlling interest in equity. Unrealized interest on the non-recourse loans to Erdenes, which are recoverable principally through dividends from Oyu Tolgoi or sale by Erdenes of its interests in Oyu Tolgoi, is recognized when right to repayment of the interest becomes probable.

(2)

The Company consolidates its interest in SouthGobi. Although the Company does not have the majority of voting rights following the issuance of voting units by SouthGobi to a third party in December 2014 (which reduced the Company’s holdings from 53.9% to 47.9%), the Company has concluded that, considering the size and dispersion of other vote holders, it has retained the de facto ability to direct the relevant activities of SouthGobi and accordingly has continued to consolidate SouthGobi.

(ii)	Associates

An associate is an entity that is neither controlled nor jointly controlled by the Company, over which the Company has significant influence. Significant influence is presumed to exist where there is neither control nor joint control and the Company has over 20 per cent of the voting rights, unless it can be clearly demonstrated that this is not the case. Significant influence can also arise where the Company holds fewer than 20 per cent of the voting rights if it has the power to participate in the financial and operating policy decisions affecting the entity. Investments in associates are accounted for using the equity method of accounting. For all associates, the carrying value will include any long term debt interests that in substance form part of the Company’s net investment.

Under the equity method of accounting, the investment is recorded initially at cost to the Company. In subsequent periods the carrying amount of the investment is adjusted to reflect the Company’s share of the associates’ retained post-acquisition profit or loss and other comprehensive income. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any unsecured receivables, the Company does not recognize any further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

(d)	Currency translation and foreign exchange

The Company has determined the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which Turquoise Hill and all of its significant subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the date of the transaction. All exchanges gains and losses are included in the condensed interim consolidated statement of income during the period.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	Summary of significant accounting policies (continued)

(e)	Sales revenue

Sales revenue is only recognized on individual sales when all of the following criteria are met:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the product;

•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the sale will flow to the Company; and

•	the costs incurred or to be incurred in respect of the sale can be measured reliably.

These conditions are generally satisfied and sales revenue recognized when the product is delivered as specified by the customer, which is typically upon loading of the product to the customers’ truck, train or vessel. The Company recognizes deferred revenue in the event it receives payment from a customer before a sales transaction meets all the criteria for revenue recognition.

Sales revenue is commonly subject to adjustment based on the final determination of contained metal. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal and subsequently adjusted.

Certain products are “provisionally priced” whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. The final price is based on the market price at the relevant quotation point stipulated in the contract which gives rise to an embedded derivative that is required to be bifurcated from the host contract. The host contract is the receivable from the sale of product based on relevant forward market prices at the time of sale. At each reporting date, the provisionally priced metal is marked to market based on the forward selling price for the quotation period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, gold, and silver, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market. The marking- to-market of the embedded derivative is classified as a component of sales revenue.

Amounts billed to customers in respect of shipping and handling are classified as sales revenue where the Company is responsible for transportation, insurance and freight. All shipping and handling costs incurred by the Company are recognized as operating costs. If the Company is acting solely as an agent, amounts billed to customers are offset against the relevant costs.

Revenues from the sale of significant by-products such as gold are included in sales revenue. Mining royalties are included in operating expenses.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	Summary of significant accounting policies (continued)

(f)	Exploration and evaluation

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a mineral property has proven and probable reserves and the property is economically viable, in which case subsequent evaluation costs incurred to develop a mineral property are capitalized. Exploration and evaluation costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost, less accumulated depletion and depreciation and accumulated impairment losses. The cost of property, plant and equipment includes the estimated close down and restoration costs associated with the asset.

Once an undeveloped mining project has been established as commercially viable, including that it has established proven and probable reserves and approval to mine has been given by those with the authority to do so, expenditure other than that on land, buildings, plant and equipment is capitalized under “Mineral property interests.” Ore reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined and approval to mine has been given. Evaluation costs may continue to be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s return.

Expenditures on buildings and equipment are capitalized under “Capital works in progress” provided that the project has been established as commercially viable. Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use.

Costs which are necessarily incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized. Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit. Interest on borrowings related to construction or development projects is capitalized until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	Summary of significant accounting policies (continued)

(h)	Deferred stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development of an open pit mine, before production commences, stripping costs are capitalized as part of mineral property interests and are subsequently amortized over the life of the mine on a units of production basis.

During the production phase, stripping activity is undertaken for the dual purpose of extracting inventory for current production as well as improving access to the ore body.

Stripping costs incurred for the purpose of extracting current inventories are included in the costs of inventory produced during the period the stripping costs are incurred.

In order for production phase stripping costs to qualify for capitalization as a stripping activity asset, three criteria must be met:

•	it must be probable that economic benefit will be realized in a future accounting period as a result of improved access to the ore body created by the stripping activity;

•	it must be possible to identify the “component” of the ore body for which access has been improved; and

•	it must be possible to reliably measure the costs that relate to the stripping activity.

When the cost of stripping related to development which has a future benefit is not distinguishable from the cost of producing current inventories, the stripping costs are allocated to each activity based on a relevant production measure. Generally, the measure would be calculated based on a ratio obtained by dividing the tonnage of waste mined for the component for the period by the quantity of ore mined for the component. Stripping costs incurred in the period related to the component are deferred to the extent that the current period ratio exceeds the life of component ratio.

The stripping activity asset is depreciated on a units of production basis based on expected production of ore over the life of the components benefited. The life of component ratios are based on proven and probable reserves based on the mine plan; they are a function of the mine design and therefore changes to that design will generally result in changes to the ratios. Changes in other technical or economic parameters that impact on reserves may also impact the life of component ratios. Changes to the life of component ratios are accounted for prospectively.

Deferred stripping costs are included in “Mineral property interests” within property, plant and equipment and are amortized on a units-of-production basis over the useful life of the component that has been more accessible as a result of the stripping activity. Amortization of deferred stripping costs is included as a cost of production in the period.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	Summary of significant accounting policies (continued)

(i)	Depreciation and depletion

Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if that is shorter and there is no alternative use for the asset.

The useful lives of the major assets of a cash-generating unit are often dependent on the life of the ore body to which they relate. Where this is the case, the lives of mining properties, and their associated concentrators and other long lived processing equipment generally relate to the expected life of the ore body. The life of the ore body, in turn, is estimated on the basis of the life-of-mine plan. In applying the units of production method, depreciation is calculated using the metal content of the ore extracted from the mine in the period as a percentage of the total metal content of the ore to be extracted in current and future periods based on proved and probable reserves.

Development costs that relate to a discrete section of an ore body, and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred that relate to the entire ore body are depreciated over the estimated life of the entire ore body.

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the mine are depreciated on a straight line basis. Depreciation commences when an asset is available for use.

(j)	Impairment of non-current assets

Property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment is assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use and fair value less costs of disposal (“FVLCD”).

The value in use is the net present value of expected future cash flows of the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IFRS.

The best evidence of FVLCD is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCD is based on the best information available to reflect the amount a market participant would pay for the cash generating unit in an arm’s length transaction. This is often estimated using discounted cash flow techniques based on detailed life of mine and/or production plans.

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, closure, restoration and environmental clean-up, which for FVLCD purposes management believe approximate those of a market participant. Forecast cash flows for impairment purposes are generally based on management’s price forecasts of commodity prices, which assume short term observable market prices will revert to the Company’s assessment of the long term price, generally over a period of three to five years. These long-term forecast commodity prices are derived from industry analyst consensus.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	Summary of significant accounting policies (continued)

(j)	Impairment of non-current assets (continued)

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Non-current assets that have previously been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(k)	Decommissioning obligations

The Company recognizes liabilities for statutory, contractual, legal or constructive obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning obligation is recognized at its net present value in the period in which it is incurred, using a discounted cash flow technique with market-based risk-free discount rates and cash flow projections for the timing of the settlement of the obligation.

Upon initial recognition of the liability, the corresponding decommissioning cost is added to the carrying amount of the related asset. Following initial recognition of the decommissioning obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current discount rate and amount or timing of the underlying cash flows needed to settle the obligation. Subsequent changes in the provisions resulting from new disturbances, updated cost estimates, changes to estimated lives of operations and revisions to discount rates are also capitalized to the related property, plant and equipment. Amounts capitalized to the related property, plant and equipment are depreciated over the lives of the assets to which they relate. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to expense and is included within Finance costs in the Statement of Income (Loss).

(l)	Inventories

Concentrate inventory is valued at the lower of weighted average cost and net realizable value. Cost is comprised of production and processing costs, which includes direct and indirect labour, operating materials and supplies, applicable transportation costs and apportionment of operating overheads, including depreciation and depletion. Net realizable value is the expected average selling price of the concentrate inventory less applicable selling and transportation costs.

Stockpiles represent ore that has been extracted and is available for further processing. Stockpiles are valued at the lower of weighted average production cost and net realizable value. Production cost includes direct and indirect labour, operating materials and supplies, applicable transportation costs, and apportionment of operating overheads, including depreciation and depletion. Net realizable value is the expected average selling price of the finished product less the costs to get the product into saleable form and to the selling location. If the ore will not be processed within the 12 months after the statement of financial position date it is included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned use of such ore.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	Summary of significant accounting policies (continued)

(l)	Inventories (continued)

Mine stores and supplies are valued at the lower of the weighted average cost and net realizable value less allowances for obsolescence.

(m)	Taxation

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in income or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of unused tax losses and credits, as well as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on enacted or substantively enacted laws at the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future.

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently from the Company. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. Such differences are accounted for based on management’s best estimate of the probable outcome of these matters.

The Company must make significant estimates and judgments in respect of its provision for income taxes and the composition and measurement of its deferred income tax assets and liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities; those adjustments may be material.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	Summary of significant accounting policies (continued)

(n)	Employee benefits

Wages, salaries, contributions to government pension and social insurance funds, compensated absences and bonuses are accrued in the year in which the employees render the associated services.

(o)	Cash and cash equivalents

For the purposes of the statement of financial position, cash and cash equivalents comprise cash on hand, demand deposits and short term, highly liquid investments with an initial maturity of three months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

(p)	Financial instruments

(i)	Financial assets

The Company classifies its financial assets (excluding embedded derivatives) in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale or held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired. The Company has no financial assets designated at fair value through profit or loss or held-to-maturity.

Management determines the classification of financial assets at initial recognition.

a)	Loans and receivables

Loans and receivables comprise non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, with the exception of items for which the Company may not recover substantially all of its investment for reasons other than credit deterioration, which are classified as available-for-sale. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

b)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to income or loss.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	Summary of significant accounting policies (continued)

(p)	Financial instruments (continued)

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, an evaluation is made as to whether a decline in fair value is “significant” or “prolonged” based on an analysis of indicators such as significant adverse changes in the technological, market, economic or legal environment in which the company invested in operates. Impairment losses are recorded in income or loss.

(ii)	Financial liabilities

Borrowings and other financial liabilities (including trade payables but excluding embedded derivatives) are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.

Any difference between the amounts originally received for borrowings and other financial liabilities (net of transaction costs) and the redemption value is recognized in the statement of income (loss) over the period to maturity using the effective interest method.

(iii)	Derivative financial instruments

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and transaction costs are expensed in the income statement. Derivatives are subsequently re-measured at their fair value at each statement of financial position date with changes in fair value recognized in the income statement.

Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

(q)	Share based payments

The Company has an Employees’ and Directors’ Equity Incentive Plan, a Performance Share Unit (“PSU”) Plan and a Director Deferred Share Unit (“DDSU”) Plan.

The fair value of stock options at the date of grant is amortized to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The PSU’s and DDSU’s are accounted for at fair value upon issuance and remeasured each reporting period, based on the fair market value of a common share of the Company, and recognized as an expense on a straight-line basis over the vesting period.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	Summary of significant accounting policies (continued)

(r)	Rights

Rights to acquire equity instruments for a fixed amount of any currency (currencies), are accounted for as equity instruments if they are issued on a pro rata basis to existing owners of the same class of non-derivative equity instruments.

(s)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are reviewed regularly by the Company’s chief operating decision-maker, its Chief Executive Officer, to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Company has two segments: Oyu Tolgoi with its copper-gold mine in southern Mongolia; and SouthGobi with its coal operations and exploration activities in Mongolia. The SouthGobi segment is reported within discontinued operations.

(t)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2015, and have not been applied in preparing these condensed interim consolidated financial statements. None of these is expected to have a significant effect on the condensed interim consolidated financial statements of the Company, except for:

(i)

IFRS 9, Financial Instruments, is mandatorily effective for the Company’s consolidated financial statements for the year ending December 31, 2018 and is expected to impact the classification and measurement of financial assets and financial liabilities. The Company does not intend to early adopt IFRS 9 in its financial statements for the annual period ending December 31, 2015. The extent of the impact has not yet been determined.

(ii)

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for fiscal years ending on or after December 31, 2017 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company does not intend to early adopt IFRS 15 in its financial statements for the year ending December 31, 2015. The extent of the impact of adoption of the standard has not yet been determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	Operating segments - continuing operations

	Three Months Ended March 31, 2015
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$426,157	$—	$426,157
Cost of sales	(257,867)	—	(257,867)

Gross margin	168,290	—	168,290

Operating expenses	(108,279)	14,736	(93,543)
Corporate administration expenses	—	(3,502)	(3,502)
Other income (expenses)	2,591	(8,512)	(5,921)

Income (loss) before finance items and taxes	62,602	2,722	65,324

Finance items
Finance income	323	275	598
Finance costs	(114,340)	112,609	(1,731)

Income (loss) from continuing operations before taxes	$(51,415)	$115,606	$64,191

Provision for income and other taxes	(50)	(11,713)	(11,763)

Income (loss) from continuing operations	$(51,465)	$103,893	$52,428

Depreciation and depletion	$86,441	$24	$86,465
Capital expenditures	$30,357	$—	$30,357
Total assets	$6,738,185	$1,264,570	$8,002,755

(a)

During the three months ended March 31, 2015, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales to customers in China and revenue from the three largest customers was $91.3 million, $89.2 million and $88.8 million (March 31, 2014 - $58.2 million, $35.8 million and $20.9 million). Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known then revenue is allocated to the location of the copper concentrate at the time when revenue is recognized.

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	Operating segments - continuing operations (continued)

	Three Months Ended March 31, 2014
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$113,947	$—	$113,947
Cost of sales	(93,482)	—	(93,482)

Gross margin	20,465	—	20,465

Operating expenses	(77,370)	8,493	(68,877)
Corporate administration expenses	—	(6,432)	(6,432)
Other income (expenses)	—	1,229	1,229

Income (loss) before finance items and taxes	(56,905)	3,290	(53,615)

Finance items
Finance income	811	4,303	5,114
Finance costs	(115,761)	107,295	(8,466)

Income (loss) from continuing operations before taxes	$(171,855)	$114,888	$(56,967)

Provision for income and other taxes	(1,615)	(11,769)	(13,384)

Income (loss) from continuing operations	$(173,470)	$103,119	$(70,351)

Depreciation and depletion	$31,456	$180	$31,636
Capital expenditures	$43,306	$247	$43,553
Total assets	$7,986,647	$183,831	$8,170,478

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

4.	Revenue

	Three Months Ended March 31,
	2015	2014
Copper-gold concentrate
Copper	$190,237	$78,596
Gold	232,305	33,886
Silver	3,615	1,465

	$426,157	$113,947

5.	Cost of sales

	Three Months Ended March 31,
	2015	2014

Production and delivery	$173,944	$64,470
Depreciation and depletion	83,923	29,012

	$257,867	$93,482

6.	Operating expenses by nature

	Three Months Ended March 31,
	2015	2014

Operating segment administration	$42,437	$46,044
Royalty expenses	21,880	5,943
Impairments, write-downs and impairment reversals	16,380	8,423
Selling expenses	7,453	5,750
Care and maintenance costs	2,596	122
Depreciation	2,542	2,624
Other	255	(29)

	$93,543	$68,877

7.	Other (expenses) income

	Three Months Ended March 31,
	2015	2014

Realized losses on disposal of available for sale investments (Note 19)	$(8,075)	$—
Foreign exchange gains	2,487	4,422
Other including exploration and evaluation	(333)	(3,193)

	$(5,921)	$1,229

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

8.	Finance income and finance costs

	Three Months Ended March 31,
	2015	2014

Finance income:
Interest income on bank deposits and short-term investments	$598	$1,478
Realized gains on foreign currency forward contracts	—	2,572
Other finance income	—	1,064

	$598	$5,114

Finance costs:
Interest expense and similar charges	$(238)	$(6,580)
Accretion of decommissioning obligations (Note 17)	(1,493)	(1,886)

	$(1,731)	$(8,466)

9.	Cash and cash equivalents

	March 31, 2015	December 31, 2014	January 1, 2014

Cash on hand and demand deposits	$145,538	$141,271	$78,112
Short-term liquid investments (Note 23)	808,682	721,484	—

	$954,220	$862,755	$78,112

10.	Inventories

	March 31, 2015	December 31, 2014	January 1, 2014

Current
Copper-gold concentrate	$87,226	$142,242	$533,895
Run-of-mine copper-gold stockpiles	3,537	11,596	7,529
Materials and supplies	272,319	274,320	309,620
Coal stockpiles	—	—	8,305
Provision against carrying value of materials and supplies	(31,376)	(31,376)	(14,839)

	$331,706	$396,782	$844,510

Non-current
Run-of-mine copper-gold stockpiles	$166,402	$159,246	$118,497
Provision against carrying value	(122,869)	(106,489)	(97,268)

	$43,533	$52,757	$21,229

During the three month period ended March 31, 2015, inventory write downs, net of reversals, amounting to $16.4 million (March 31, 2014 - $8.4 million) were recognized.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	Prepaid expenses and other deposits

	March 31, 2015	December 31, 2014	January 1, 2014
Mongolian tax prepayments (Note 13)	$60,198	$60,000	$—
Prepaid expenses and other deposits	16,629	16,903	33,378
Standby purchaser fee prepayment (Note 18 (c))	—	—	71,710

	$76,827	$76,903	$105,088

12.	Property, plant and equipment

	Oyu Tolgoi
Three Months Ended March 31, 2015	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2015	$948,372	$3,695,939	$1,952,772	$312	$6,597,395
Additions	18,671	78	11,608	—	30,357
Depreciation for the period	(9,579)	(61,535)	—	(22)	(71,136)
Disposals	—	(1,157)	—	—	(1,157)
Transfers and other movements	—	1,410	(1,410)	10	10

March 31, 2015	$957,464	$3,634,735	$1,962,970	$300	$6,555,469

Cost	1,085,669	4,215,311	1,962,970	3,794	7,267,744
Accumulated depreciation	(128,205)	(580,576)	—	(3,494)	(712,275)

March 31, 2015	$957,464	$3,634,735	$1,962,970	$300	$6,555,469

	Oyu Tolgoi
Three Months Ended March 31, 2014	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2014	$984,017	$3,856,856	$1,961,714	$406,866	$7,209,453
Additions	23,119	412	19,775	6,603	49,909
Depreciation for the period	(11,518)	(50,782)	—	(13,432)	(75,732)
Disposals	—	(30)	—	(80)	(110)
Transfers and other movements	—	3,059	(3,059)	—	—

March 31, 2014	$995,618	$3,809,515	$1,978,430	$399,957	$7,183,520

Cost	1,065,329	4,130,819	1,978,430	578,622	7,753,200
Accumulated depreciation	(69,711)	(321,304)	—	(178,665)	(569,680)

March 31, 2014	$995,618	$3,809,515	$1,978,430	$399,957	$7,183,520

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

13.	Financial assets

	March 31, 2015	December 31, 2014	January 1, 2014

Mongolian tax prepayments (a)	$5,000	$19,886	$157,983
Available for sale investments (b)	12,481	34,325	70,254
Mongolian treasury bill (c)	—	—	109,294
Interests in joint ventures (d)	—	—	24,205
Other	4,882	6,342	8,735

	$22,363	$60,553	$370,471

(a)	Mongolian tax prepayments

The Company made tax prepayments to the Mongolian Government of $50.0 million and $100.0 million on April 7, 2010 and June 7, 2011, respectively. The after-tax rate of interest on the tax prepayments is 1.59% compounding annually. Tax payments are offset at a rate of $5.0 million per month since September 2013. Unless already off-set fully against Mongolian taxes, the Mongolian Government is required to repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made. The Company initially recognized the tax prepayments at their fair value ($125.4 million) and subsequently carried them at amortized cost with interest income recognized in income using the effective interest method.

During 2014, the Company reached an agreement with the Government of Mongolia to apply up to $5.0 million per month of the tax prepayments against Mongolian taxes owing. During the three month period ended March 31, 2015, the Company offset $15.0 million (March 31, 2014 - $28.9 million) of tax prepayments against Mongolian taxes and recognized $0.3 million of interest income (March 31, 2014 - $0.5 million). The expected application against Mongolian taxes for the next 12 months of $60.2 million is recorded as current in Prepaid expenses and other deposits (Note 11).

The total prepayment outstanding at March 31, 2015 was $65.2 million and is recorded in the financial statements at amortized cost. The fair value of the outstanding prepayment at March 31, 2015 was $61.1 million (December 31, 2014: $75.4 million; January 1, 2014: $145.0 million). The fair value of the tax prepayments was estimated based on available public information regarding what market participants would consider paying for such investments.

(b)	Available for sale equity securities

	March 31, 2015				December 31, 2014				January 1, 2014
	Equity Interest	Cost Basis	Unrealized Loss	Fair Value	Equity Interest	Cost Basis	Unrealized Loss	Fair Value	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value

Ivanhoe Mines Ltd. (i)	2.1%	$13,108	$(3,166)	$9,942	5.4%	$34,057	$(2,206)	$31,851	6.4%	$34,057	$25,953	$60,010
Entrée Gold Inc.	9.4%	4,723	(2,222)	2,501	9.4%	4,723	(2,283)	2,440	9.4%	4,723	(696)	4,027
Other	—	50	(12)	38	—	50	(16)	34	—	5,710	507	6,217

		$17,881	$(5,400)	$12,481		$38,830	$(4,505)	$34,325		$44,490	$25,764	$70,254

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

13.	Financial assets (continued)

(b)	Available for sale equity securities (continued)

(i)

At March 31, 2015, the Company held 2.3 million (December 31, 2014 - 22.4 million, January 1, 2014 – 11.7 million) freely tradable Class A common shares of Ivanhoe Mines Ltd. (“Ivanhoe”) and a further 12.0 million Class A common shares (December 31, 2014 – 14.7 million, January 1, 2014 – 25.4 million) that are subject to certain trading restrictions that are lifted on a portion every three months, with all the common shares becoming freely tradable by January 23, 2016.

During February 2015, Turquoise Hill disposed of 22.9 million shares in Ivanhoe at a weighted average price of Cdn$0.71 per share resulting in a realized loss on disposal of $8.1 million.

(c)	Mongolian treasury bill

On October 20, 2009, Turquoise Hill purchased a Treasury Bill (“T-Bill”) from the Mongolian Government, having a face value of $115.0 million, for $100.0 million. The annual rate of interest on the T-Bill was set at 3.0%. The maturity date of the T-Bill was October 20, 2014 and the $115.0 million face value was repaid by the Mongolian Government on October 17, 2014.

(d)	Interests in joint ventures

SouthGobi has a 40% interest in RDCC LLC, a joint venture. The investment in joint venture has been classified as held for sale within the SouthGobi disposal group from July 29, 2014.

14.	Assets held for sale and discontinued operations

2014 sale and purchase agreement with National United Resources Limited

On July 29, 2014, the Company announced that it had entered into a sale and purchase agreement with National United Resources Holdings Limited (“NUR”), a Hong Kong-based public company listed on the main board of the Stock Exchange of Hong Kong (the “SEHK”), providing for the sale to NUR of 56.1 million common shares in SouthGobi at a price of Cdn$0.455 per common share.

Upon signing of the sale and purchase agreement on July 29, 2014, the reporting segment for SouthGobi was considered to be a disposal group held for sale and a discontinued operation.

On May 1, 2015, the Company announced that the sale and purchase agreement with NUR had expired on April 30, 2015 without the transaction contemplated thereunder having being completed. The transaction was unable to be completed as required by the terms of the sale and purchase agreement.

2014 impairment charge

Upon classification of the SouthGobi disposal group as held for sale during the period ended September 30, 2014, the Company remeasured SouthGobi at the lower of its carrying value and fair value less cost to sell (“FVLCS”), with subsequent adjustment to an updated FVLCS at December 31, 2014. As a result, the Company recorded an impairment of $216.2 million ($122.0 million after non-controlling interests) against property, plant and equipment (including deferred stripping balances recognized on transition to IFRS) within the disposal group in its financial statements for the year ended December 31, 2014.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	Assets held for sale and discontinued operations (continued)

2015 sale and purchase agreement with Novel Sunrise Investments Limited

On February 24, 2015, Turquoise Hill announced that it had entered into a share purchase agreement with Novel Sunrise Investments Limited providing for the sale of its remaining 48.7 million shares in SouthGobi, not subject to the agreement with NUR described above, at a price of Cdn$0.35 per common share payable in cash. The Company completed the sale on April 23, 2015; half of the aggregate purchase price, representing Cdn$8.5 million, was received at closing. The balance of approximately Cdn$8.5 million will be payable on the first anniversary of closing.

2015 impairment reversal

Following an increase in the quoted share price of SouthGobi during the three month period ended March 31, 2015, the Company recorded an impairment reversal of $73.6 million ($35.2 million after non-controlling interests) against property, plant and equipment. The estimate of FVLCS giving rise to the reversal of impairment was based upon a quoted share price of Cdn$0.90 of SouthGobi at March 31, 2015 and included adjustments for amounts receivable from SouthGobi which eliminated on consolidation prior to divestment.

The carrying amounts of assets and liabilities included in the disposal group are as follows:

	March 31, 2015	December 31, 2014

Cash and cash equivalents	$3,647	$3,788
Inventories	29,118	31,256
Trade and other receivables	269	461
Prepaid expenses and other assets	4,014	4,194
Property, plant and equipment	236,857	163,216
Financial assets	26,688	26,574

Assets of disposal groups held for sale	$300,593	$229,489

Borrowings and other financial liabilities	7,232	2,301
Trade and other payables	10,874	10,324
Deferred revenue	11,697	11,898
Payable to related parties	769	771
Convertible credit facility	94,470	92,873
Decomissioning obligations	2,829	2,704

Liabilities of disposal groups held for sale	$127,871	$120,871

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	Assets held for sale and discontinued operations (continued)

The net loss reported in discontinued operations for all periods presented is as follows:

	Three Months Ended March 31,
	2015	2014

Revenue	$2,262	$7,175
Cost of sales	(7,070)	(18,366)
Reversal of write down of property, plant and equipment	73,638	—
Other income (expenses)	(8,226)	(9,794)

Income (loss) after tax from discontinued operations	$60,604	$(20,985)

15.	Borrowings and other financial liabilities

	March 31, 2015	December 31, 2014	January 1, 2014

Current
Interim funding facilities (a)	$—	$—	$1,789,787
Bridge funding facilities (a)	—	—	339,475
Interest payable	—	—	15,831
Credit facilities (b)	—	—	—

	$—	$—	$2,145,093

Non-current
Capital lease payable	$13,961	$14,086	$14,564
Convertible debenture (c)	—	—	94,302

	$13,961	$14,086	$108,866

(a)	Interim and bridge funding facilities

All amounts owing under the Interim and Bridge funding facilities provided by Rio Tinto to the Company were repaid by January 14, 2014 with proceeds from the 2013 rights offering. The facilities were then cancelled.

During the three month period ended March 31, 2014, interest expense of $5.0 million, including a gross-up for applicable withholding taxes, was incurred on the facilities, of which $nil was capitalized as Oyu Tolgoi mine development costs. As at January 1, 2014, accrued interest of $13.5 million was outstanding on the Interim Funding Facility.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	Borrowings and other financial liabilities (continued)

(b)	Revolving credit facility

On March 19, 2015, Oyu Tolgoi signed a secured $200.0 million revolving credit facility with five banks, replacing an unsecured $200.0 million facility signed on February 24, 2014 which matured on February 24, 2015. Amounts drawn under the credit facility are required to be used by Oyu Tolgoi for working capital purposes. The credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee, which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The credit facility matures on March 19, 2016.

(c)	Convertible debenture

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. A first charge over SouthGobi’s assets, including the shares of its material subsidiaries, is pledged as collateral against the convertible debenture. An event of default on the convertible debenture can be triggered as a result of certain encumbrances on SouthGobi’s assets (Note 24 - Contingencies). Pursuant to the convertible debenture’s terms, on March 29, 2010, SouthGobi exercised its right to call for conversion $250 million of the convertible debenture into 21.5 million shares.

	March 31, 2015	December 31, 2014	January 1, 2014

Principal amount of convertible debenture	$250,000	$250,000	$250,000

(Deduct) add:
Transaction costs	(2,801)	(2,801)	(2,801)
Bifurcation of embedded derivative liability	(156,646)	(156,646)	(156,646)
Accretion of discount	499	486	354

Carrying amount of debt host contract	$91,052	$91,039	$90,907

Embedded derivative liability	3,418	1,834	3,395

Convertible credit facility	$94,470	$92,873	$94,302

Less amount classified as liabilities held for sale	(94,470)	(92,873)	—

Net carrying amount of convertible credit facility	$—	$—	$94,302

CIC has the right to convert the debenture, in whole or in part, into common shares of SouthGobi from November 19, 2010 onwards. After November 19, 2014, SouthGobi is entitled to convert the debenture, in whole or in part, into its common shares at the conversion price if the conversion price is at least Cdn$10.66. The conversion price is the lower of Cdn$11.88 or the 50-day volume-weighted average price at the date of conversion, subject to a floor price of Cdn$8.88 per share.

The debenture has been classified as held for sale within the SouthGobi disposal group from July 29, 2014.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	Trade and other payables

	March 31, 2015	December 31, 2014	January 1, 2014

Trade payables and accrued liabilities	$135,480	$184,750	$278,902
Other	3,454	1,102	1,493

	$138,934	$185,852	$280,395

17.	Decommissioning obligations

	March 31, 2015	December 31, 2014	January 1, 2014

Oyu Tolgoi	$94,497	$93,004	$116,254
SouthGobi	—	—	2,308

	$94,497	$93,004	$118,562

	Three Months Ended March 31,
	2015	2014

Opening carrying amount	$93,004	$118,562
Changes in estimates	—	363
Accretion of present value discount	1,493	1,907

	$94,497	$120,832

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures have been discounted to their present value at a real terms rate of 2.0% (December 31, 2014 – 2.0%, January 1, 2014 – 2.0%).

18.	Share capital

	Three Months Ended March 31, 2015
	Number of Common Shares	Amount

Balances, January 1, 2015	2,012,298,797	$11,432,060
Shares issued for:
Exercise of stock options (b)	10,222	24

Balances, March 31, 2015	2,012,309,019	$11,432,084

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18.	Share capital (continued)

	Three Months Ended March 31, 2014
	Number of Common Shares	Amount

Balances, January 1, 2014	1,006,116,602	$9,150,621
Shares issued for:
Rights offering net of issue costs of $79,771 (c)	1,006,116,602	2,280,934
Exercise of stock options (b)	2,616	17
Share purchase plan	5,753	19

Balances, March 31, 2014	2,012,241,573	$11,431,591

(a)	Rio Tinto interests

As at March 31, 2015, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2014 – 50.8%, March 31, 2014 - 50.8% January 1, 2014 – 50.8%). In addition, as at March 31, 2015, Rio Tinto held 74.2 million Series D Warrants (December 31, 2014 -74.2 million; March 31, 2014 – 74.2 million; January 1, 2014 – 74.2 million) exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $8.20 and a further 74.2 million Anti-Dilution Series D Warrants (December 31, 2014 -74.2 million; March 31, 2014 – 74.2 million; January 1, 2014 – nil) exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $4.31.

(b)	Share Options

During the three month period ended March 31, 2015, 10,222 options were exercised, 531,569 options were cancelled, no options expired, no options were granted and $0.1 million was charged to operations.

(c)	2013 Rights Offering

In November 2013, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at December 6, 2013 received one right for each common share held. Every right held entitled the holder thereof to purchase one common share of the Company at $2.40 per share or Cdn$2.53 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 7, 2014.

Under the 2013 Memorandum of Agreement (“MOA”) and the November 14, 2013 amendment thereto, Rio Tinto agreed, subject to certain terms, conditions and limitations, to exercise its basic subscription privilege in full and to provide a standby commitment to acquire all common shares not otherwise taken up under the 2013 Rights Offering in exchange for a standby purchaser fee equal to 3% of the gross rights offering proceeds. Because the rights offering was oversubscribed, Rio Tinto did not purchase any shares under its standby commitment.

The pro rata distribution of rights to the Company’s shareholders was accounted for as an equity instrument. Upon the closing of the rights offering in January 2014, the Company issued a total of 1,006,116,602 common shares for gross proceeds of $2.4 billion. Expenses and fees relating to the rights offering totalled approximately $79.8 million, including the $70.8 million standby purchaser fee paid to Rio Tinto, and reduced the gross proceeds recorded as share capital.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18.	Share capital (continued)

(c)	2013 Rights Offering (continued)

The standby purchaser fee liability contained an embedded derivative as it was equal to 3% of the Canadian and U.S. dollar proceeds received upon the rights offering close. Therefore, the embedded derivative was measured at fair value, which was estimated using the optimal currency of exercise for a right at each measurement date. On December 3, 2013, the Company recognized a standby purchaser fee liability of $71.7 million and a deferred charge for the same amount, which was classified as a prepaid expense in the consolidated balance sheet. Upon closing the rights offering in January 2014, the deferred charge was reclassified from other assets to share capital to reflect a cost of the rights offering. During the three month period ended March 31, 2014, the Company recognized a derivative gain of $1.1 million associated with the remeasurement of the standby purchaser fee liability.

19.	Accumulated other comprehensive income (loss)

	Unrealized Gain (Loss) on Available- For-Sale Equity Securities	Unrealized (Loss) Gain on Available- For-Sale Debt Securities	Noncontrolling Interests	Total Attributable to the Company

Balance, January 1, 2015	$(4,505)	$—	$—	$(4,505)

Change in other comprehensive loss before reclassifications	(8,970)	—	—	(8,970)
Reclassifications from accumulated other comprehensive income (Note 13 (b))	8,075	—	—	8,075

Net other comprehensive loss	(895)	—	—	(895)

Balance, March 31, 2015	$(5,400)	$—	$—	$(5,400)

	Unrealized Gain (Loss) on Available- For-Sale Equity Securities	Unrealized (Loss) Gain on Available- For-Sale Debt Securities	Noncontrolling Interests	Total Attributable to the Company

Balance, January 1, 2014	$25,764	$(3,171)	$(246)	$22,347

Change in other comprehensive (loss) income before reclassifications	(7,722)	755	226	(6,741)
Reclassifications from accumulated other comprehensive income	1,766	—	—	1,766

Net other comprehensive (loss) income	(5,956)	755	226	(4,975)

Balance, March 31, 2014	$19,808	$(2,416)	$(20)	$17,372

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

20.	Non-controlling interests

At March 31, 2015, there were non-controlling interests in subsidiaries as follows:

	Noncontrolling Interests
	SouthGobi	Oyu Tolgoi (a)	Total
Balance, January 1, 2015	$56,590	$(683,061)	$(626,471)
Noncontrolling interests’ share of income (loss)	31,575	(14,713)	16,862
Changes in equity interests held by Turquoise Hill	1,823	—	1,823

Balance, March 31, 2015	$89,988	$(697,774)	$(607,786)

	Noncontrolling Interests
	SouthGobi	Oyu Tolgoi (a)	Total
Balance, January 1, 2014	$171,348	$(541,511)	$(370,163)
Noncontrolling interests’ share of loss	(8,811)	(60,882)	(69,693)
Noncontrolling interests’ share of other comprehensive loss	(226)	—	(226)
Changes in equity interests held by Turquoise Hill	(2,393)	—	(2,393)

Balance, March 31, 2014	$159,918	$(602,393)	$(442,475)

(a)	Common share investments funded on behalf of non-controlling interests

Since 2011, Turquoise Hill has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to Turquoise Hill via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to Turquoise Hill.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at March 31, 2015, the cumulative amounts of such funding and accrued interest were $751.2 million (December 31, 2014 - $751.2 million; March 31, 2014 - $751.2 million and January 1, 2014 - $751.2 million) and $183.1 million (December 31, 2014 - $168.6 million; March 31, 2014 - $124.7 million and January 1, 2014 - $110.5 million), respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

21.	Cash flow information

(a)	Reconciliation of net loss to net cash flow generated from (used in) operating activities

	Three Months Ended March 31,
	2015	2014

Income (loss) from continuing operations	$52,428	$(70,351)

Adjustments for:

Depreciation and amortization	86,465	31,636
Finance items:
Interest income	(598)	(1,478)
Interest and accretion expense	1,731	8,466
Realized and unrealized gains on financial instruments	8,075	—
Unrealized foreign exchange gains (losses)	131	307
Write down of carrying value of inventories	16,380	8,423
Tax prepayment offset	15,000	28,885
Income and other taxes	11,763	11,431
Other items	417	(310)

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	36,827	(71,469)
Trade and other receivables and Prepaid expenses and other assets	1,074	(7,661)
Due from related parties	3,419	184
(Decrease) increase in:
Trade and other payables	(48,607)	(57,712)
Deferred revenue	(68,253)	22,427
Payable to related parties	(10,966)	(6,915)

Cash generated from (used in) operating activities of continuing operations before interest and tax	105,286	(104,137)

Cash used in operating activities of discontinued operations before interest and tax	(27)	(7,732)

Cash generated from (used in) operating activities before interest and tax	$105,259	$(111,869)

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

21.	Cash flow information (continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended March 31,
	2015	2014

Investing activities
Tax prepayment (Note 13)	$15,000	$28,885

Financing activities
Repayment of credit facility (Note 15)	—	(9,124)

22.	Earnings (loss) per share

The basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common stock by the weighted average number of common shares outstanding during the year. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation.

The potentially dilutive shares excluded from the loss per share calculation due to antidilution are as follows:

	Three Months Ended March 31,
	2015	2014

Options	2,815,462	5,750,383
Series D warrants	74,247,460	74,247,460
Anti-dilutive Series D warrants	74,247,460	74,247,460

	151,310,382	154,245,303

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

23.	Related parties

As at March 31, 2015, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2014 and January 1, 2014: 50.8%).

The following table presents the consolidated balance sheet line items which include deposits with Rio Tinto, amounts due from Rio Tinto and amounts payable to Rio Tinto:

	March 31, 2015	December 31, 2014	January 1, 2014

Cash and cash equivalents (i)	$808,682	$711,468	$—
Due from related parties	4,445	7,864	5,070
Payable to related parties:
Management service payments (ii)	(7,191)	(7,729)	(100,569)
Cost recoveries (iii)	(35,627)	(46,055)	(75,237)
Standby purchaser fee	—	—	(71,886)
Interest payable on long-term debt	—	—	(13,530)
Interim funding facility (Note 15)	—	—	(1,789,787)
New bridge facility (Note 15)	—	—	(339,475)

	$770,309	$665,548	$(2,385,414)

The following table summarizes transactions with Rio Tinto by their nature:

	Three Months Ended March 31,
	2015	2014

Interest income on demand deposits	$246	$—
Cost recoveries - Turquoise Hill	1,100	577

Financing costs:
Commitment fees (iv)	—	(224)
Interest expense (iv)	—	(4,903)
Management services payment (ii)	(7,191)	(6,365)
Cost recoveries - Rio Tinto (iii)	(8,653)	(16,306)

	$(14,498)	$(27,221)

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

23.	Related parties (continued)

(i)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may, from time to time, deposit cash and cash equivalents or invest funds with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. Cash and cash equivalents at March 31, 2015 included deposits with wholly owned subsidiaries of Rio Tinto totalling $808.7 million and are repayable, in whole or in part, to the Company on demand. The deposits earned interest at an average market rate equivalent. The rate was determined with reference to commercially available returns, on similar investments, offered by a representative group of banks.

(ii)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. Until the Oyu Tolgoi mine achieved the Commencement of Production, as defined in the Investment Agreement, on September 1, 2013, the percentage of costs used to calculate the management services payment was 1.5%. Thereafter, the percentage increased to 3.0%.

(iii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

(iv)

The Rio Tinto credit facilities included gross-up provisions for withholding taxes. Accordingly, front end fees, commitment fees and interest expense include gross-ups for withholding taxes where applicable.

The above noted transactions were carried out in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

24.	Contingencies

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

(a)

SouthGobi remains subject to investigations by Mongolia’s Independent Authority against Corruption (the “IAAC”) and the Mongolian State Investigation Office (the “SIA”). The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s taxation laws.

While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received formal notice that the IAAC investigation is completed. The IAAC has not formally accused any current or former SouthGobi employees of breach of Mongolia’s anti-corruption laws.

Following completion of an investigation into allegations of violations of Mongolian tax laws, three former employees of SouthGobi (the former employees) were indicted again on December 31, 2014 and were subsequently tried in the District Court. On January 31, 2015, a panel of appointed judges from the District Court found the former employees guilty of tax evasion. SouthGobi was informed that, following receipt of the written verdict, the former employees requested pardons from the President of Mongolia and waived their right of appeal. On February 26, 2015 the President of Mongolia issued a decree to pardon the former employees.

The written verdict declared SouthGobi Sands LLC, a subsidiary of SouthGobi, to be financially liable as a “civil defendant” for a penalty of MNT35,300,000 (approximately US$18.2 million) on February 1, 2015. The Company disputes this conclusion, and on February 18, 2015, SouthGobi appealed the written verdict. On March 25, 2015, a panel of three appointed judges upheld the written verdict, dismissing SouthGobi’s appeal.

SouthGobi lodged a final appeal with the Supreme Court of Mongolia on April 22, 2015. In accordance with Mongolia’s criminal procedure law, SouthGobi filed the appeal with the Supreme Court of Mongolia through the Second District Criminal Court of Justice.

On April 29, 2015 the Second District Criminal Court refused SouthGobi’s appeal against the first appeal verdict to the Supreme Court. Following an immediate protest by SouthGobi, the Second District Criminal Court delivered SouthGobi’s appeal to the Supreme Court of Mongolia and as at May 11, 2015, SouthGobi awaits confirmation from the Supreme Court as to whether they will hear the case.

The penalty would only be payable after a final appeal and SouthGobi has indicated that it will continue to defend itself through all available legal means.

The consequences for SouthGobi of the written verdict and subsequent appeals are uncertain. If the verdicts are not reversed on final appeal, or if the amount of the penalty is not reduced upon exhaustion of the appeal process, SouthGobi may not be able to pay the penalty or the final assessed amount, which could result in voluntary or involuntary insolvency proceedings involving SouthGobi.

In the opinion of the Company, at March 31, 2015 a provision for this matter is not required.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

24.	Contingencies (continued)

(b)

SouthGobi has, since the first quarter of 2013, been subject to orders imposed by the IAAC which placed restrictions on certain of SouthGobi’s Mongolian assets. The orders were imposed on SouthGobi in connection with the IAAC’s investigation of the Company. The SIA also continues to enforce the orders on SouthGobi.

The orders placing restrictions on certain of SouthGobi’s Mongolian assets could ultimately result in an event of default on SouthGobi’s CIC convertible debenture. It is Turquoise Hill’s view that this does not result in an event of default as defined under the CIC convertible debenture terms. However, if an event of default on SouthGobi’s CIC convertible debenture occurs that remains uncured for ten business days, the principal amount owing and all accrued and unpaid interest will become immediately due and payable upon notice to SouthGobi by CIC.

The orders relate to certain items of operating equipment and infrastructure and SouthGobi’s Mongolian bank accounts. The orders related to the operating equipment and infrastructure restricts the sale of these items; however, the orders do not restrict the use of these items in SouthGobi’s mining activities. The orders related to SouthGobi’s Mongolian bank accounts restrict the use of in-country funds. While the orders restrict the use of in-country funds pending outcome of the investigation, they are not expected to have any material impact on Turquoise Hill’s activities.

(c)

In June 2014, Oyu Tolgoi received a Tax Act (the “Tax Assessment”) from the Mongolian Tax Authority (the “MTA”) as a result of a general tax audit for the period covering 2010 through 2012. Following appeal by Oyu Tolgoi to the Mongolian Tax Dispute Resolution Council in 2014, the amount of unpaid taxes, penalties and fines imposed by the Tax Assessment remaining subject to dispute is $28 million. In October 2014 Oyu Tolgoi submitted an appeal of the outcome from the Tax Dispute Resolution Council to the Administrative Appellate Court. Oyu Tolgoi maintains that certain items remaining under dispute are breaches of the Investment Agreement and has reserved its rights to dispute these breaches under the process outlined in the Investment Agreement.

The Company accrues for such matters when both a liability is probable and the amount can be reasonably estimated. The Company believes that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement and Mongolian law and in the opinion of the Company at March 31, 2015, a provision is not required. The final amount of taxes to be paid depends on a number of factors including the outcome of appeals, negotiation and possible arbitration. Changes in management’s assessment of the outcome of this matter could result in adjustments to the Company’s statements of income and financial position.

25.	Financial instruments and fair value measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of all its financial assets and financial liabilities measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

25.	Financial instruments and fair value measurements (continued)

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

	Fair Value at March 31, 2015
	Total	Level 1	Level 2	Level 3

Assets:
Available for sale investments	$12,481	$4,176	$8,306	$—

	$12,481	$4,176	$8,306	$—

	Fair Value at December 31, 2014
	Total	Level 1	Level 2	Level 3

Assets:
Available for sale investments	$34,325	$22,215	$12,110	$—

	$34,325	$22,215	$12,110	$—

	Fair Value at January 1, 2014
	Total	Level 1	Level 2	Level 3

Assets:
Available for sale investments	$70,254	$30,899	$39,355	$—
Mongolian treasury bill	109,294	—	—	109,294

	$179,548	$30,899	$39,355	$109,294

Liabilities:
Payable to related parties	$71,886	$—	$71,886	$—

	$71,886	$—	$71,886	$—

The Company’s freely tradable available for sale investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices. Available for sale investments with trading restrictions are classified within level 2 as they are valued by applying a liquidity discount to quoted market prices.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

26.	First time adoption of IFRS

These are the Company’s first consolidated interim financial statements prepared in accordance with IFRS.

The accounting policies set out in Note 2 have been consistently applied in preparing the interim financial statements for the three months ended March 31, 2015, the comparative information presented in these interim financial statements for both the three months ended March 31, 2014 and year ended December 31, 2014, and in the preparation of an opening IFRS statement of financial position at January 1, 2014 (Transition Date).

In preparing its opening IFRS statement of financial position, Turquoise Hill has adjusted amounts reported previously in financial statements prepared in accordance with US GAAP (its previous GAAP). Explanations of how the transition from its previous GAAP to IFRS has affected the Company’s equity and its comprehensive income (loss) are set out in the following reconciliations and the notes that accompany them.

The changes made to the consolidated statements of income (loss), comprehensive income (loss) and the consolidated statements of financial position have resulted in reclassification of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations have been prepared.

Pursuant to IFRS 1 First-time Adoption of International Financial Reporting Standards, Turquoise Hill has applied IFRS on a retrospective basis, subject to the following relevant mandatory exceptions and voluntary exemptions to retrospective application of IFRS.

Turquoise Hill has applied the following mandatory exceptions in its first IFRS financial statements:

(a)	Estimates

IFRS 1 provides that estimates in accordance with IFRS at the date of transition shall be consistent with estimates made in accordance with previous GAAP (after adjustment to reflect differences in accounting policies), unless there is objective evidence those estimates were in error. There were no adjustments made to previous GAAP estimates.

(b)	Non-controlling interests (NCI)

IFRS 1 provides that the following requirements be applied prospectively from the date of transition:

(i)	The requirement that total comprehensive income (loss) is attributed to owners of the parent and non-controlling interests even if this results in NCI having a deficit balance;

(ii)	The requirements for changes in the parent’s ownership interest that do not result in a loss of control; and

(iii)	The requirements for accounting for a loss of control over a subsidiary and the related requirements of IFRS 5 Non-current Assets Held-For-Sale and Discontinued Operations.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

26.	First time adoption of IFRS (continued)

In accordance with IFRS 1, Turquoise Hill has applied the following voluntary exemptions in the conversion from its previous GAAP to IFRS.

(a)	Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, Business Combinations, prospectively from the Transition Date or from a specific date prior to the Transition Date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the Transition Date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after its Transition Date. As a result, business combinations occurring prior to the Transition Date have not been restated.

(b)	Exemption for share-based payment transactions

An IFRS 1 exemption allows the Company to not apply IFRS 2, Share-based Payment, to equity instruments granted after November 7, 2002 that vested before the date of transition to IFRS. The Company has elected to apply the exemption and, as a result, has not recalculated the impact on any share based payments that have vested at the Transition Date.

(c)	Exemption for borrowing costs

IFRS 1 allows a first time adopter to apply the transitional provisions set out in IAS 23, Borrowing Costs. The Company has elected to apply IAS 23 prospectively from the Transition Date.

(d)	Exemption for assets and liabilities of subsidiaries, associates and joint ventures

The Company became a first-time adopter of IFRS after its subsidiaries, Oyu Tolgoi and SouthGobi, and is therefore required to measure the assets and liabilities of Oyu Tolgoi and SouthGobi at the same carrying amounts as in the subsidiaries’ own financial statements, after adjusting for consolidation accounting adjustments and differences in accounting policy. Where an asset is affected by policy differences between the Company and its subsidiaries, the Company has applied relevant IFRS 1 voluntary exemptions described elsewhere in this note.

The Company also became a first-time adopter after its controlling shareholder, Rio Tinto; however, IFRS 1 allows a first time adopter that adopts IFRS later than its parent to measure assets and liabilities in its financial statements at either:

(i)

the carrying amounts included in the parent’s consolidated financial statements, based on the parent’s IFRS transition date, if no adjustments were made for consolidation procedures and effects of the business combination in which the parent acquired the subsidiary; or

(ii)

the carrying amounts based on the Company’s own transition date, which could differ from (i) when exemptions results in measurements that depend on transition date or when accounting policies used differ from those used by the parent.

The Company has elected to use the carrying value of its assets and liabilities based upon its Transition Date and has not recorded assets and liabilities in its financial statements based on transition date elections made by Rio Tinto.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

26.	First time adoption of IFRS (continued)

(e)	Exemption for compound financial instruments

IFRS 1 allows a first time adopter to not reassess the split of a compound financial instrument at inception into its separate liability and equity components when the liability component is no longer outstanding. The Company has elected to take this exemption with respect to financial instruments no longer outstanding at the Transition Date.

The Company has not elected to adopt the remaining voluntary exemptions under IFRS 1 or has determined that they do not apply to the Company.

Reconciliation of equity		December 31,	March 31,	January 1,
	Note	2014	2014	2014

Equity under U.S. GAAP		$7,576,725	$7,702,643	$4,578,086
IFRS adjustments to equity:
Non-current inventories	a	(110,330)	(109,533)	(103,892)
Deferred stripping costs (Oyu Tolgoi)	b	42,395	10,915	9,442
Deferred stripping costs (SouthGobi)	b	—	99,498	96,063
Available for sale equity investments	c	873	9,844	14,331
Loans receivable	d	4,509	9,907	13,024
Decommissioning obligations	e	(1,703)	(1,855)	(1,614)
Income taxes	f	—	2,818	4,547
Rights offering	g	—	—	928,280
Consolidation and classification of SouthGobi	h	55,986	—	—
Other		10	(2)	735

Total IFRS adjustments to equity		$(8,260)	$21,592	$960,916

Total equity under IFRS		$7,568,465	$7,724,235	$5,539,002

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

26.	First time adoption of IFRS (continued)

Reconciliation of total comprehensive income (loss)		Year Ended	Three Months Ended
	Note	December 31, 2014	March 31, 2014

Comprehensive loss under U.S. GAAP		$(208,884)	$(120,298)
IFRS adjustments to income (loss):
Non-current inventories	a	(6,439)	(5,641)
Deferred stripping costs	b	37,234	4,908
Decommissioning obligations	e	953	(242)
Available for sale equity investments	c	—	—
Loans receivable	d	—	(122)
Income taxes	f	(10,087)	(7,268)
Rights offering	g	34,034	34,034
Consolidation and classification of SouthGobi	h	(99,758)	—
Other		2,397	35
IFRS adjustments to comprehensive income (loss)
Investments in securities available for sale	c	(13,458)	(4,487)
Loans receivable	d	(8,514)	(2,995)
Income taxes	f	5,539	5,539

Total IFRS adjustments to comprehensive loss		$(58,099)	$23,761

Comprehensive loss under IFRS		$(266,983)	$(96,537)

Notes to the reconciliations

The following notes should be read in conjunction with the accounting policies contained in Note 2.

(a)	Non-current inventories

Under US GAAP, the Company valued run-of-mine copper-gold stockpiles expected to be processed and sold in greater than one year at the lower of weighted average cost and undiscounted net realizable value. Under IFRS, the Company has elected to value inventory at the lower of cost and net realizable value, calculated on a discounted cash flow basis when the inventory is expected to be sold in greater than one year.

(b)	Deferred stripping costs

Under US GAAP, production phase stripping costs for open pit mines are treated as current production costs. Under IFRS, stripping costs in the production phase are capitalized to mineral properties if the stripping activities provide a probable future economic benefit.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

26.	First time adoption of IFRS (continued)

(c)	Available-for-sale equity investment - Ivanhoe Mines Ltd.

Under US GAAP, the Company’s investment in Class A common shares of Ivanhoe Mines Ltd., including those which were restricted from trading for less than a year, were accounted for as an available-for-sale investment. Class A common shares restricted for over a year were accounted for using the cost method. Under IFRS, all Class A common shares of Ivanhoe Mines Ltd. are accounted for as available-for-sale investments.

(d)	Loans and receivables - Mongolian Tax Prepayments

Under US GAAP, the Company treated the tax prepayments as available-for-sale financial assets. Under IFRS, the Company has classified these prepayments as loan receivables and carries them at amortized cost, reduced by amounts applied to tax prepayments.

(e)	Decommissioning Obligations

Under US GAAP, provisions for decommissioning obligations are discounted using a credit-adjusted risk-free rate for the entity and the liability is remeasured only for changes to the estimated cash flows. Under IFRS, provisions for decommissioning obligations are discounted using a discount rate that reflects the specific risks of the liability but excludes the entity’s own credit risk. The entire provision is remeasured each reporting period, reflecting changes in risk-free discount rates and estimated cash flows.

(f)	Income Taxes

Under IFRS, deferred taxes are not recognized upon the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transition, affects neither accounting profit nor taxable profit. This exception to the recognition of deferred taxes does not exist under US GAAP. Accordingly, deferred taxes arising from such items have been derecognized upon the adoption of IFRS.

(g)	Rights Offering

Under US GAAP, the Company recognized a derivative financial liability for the 2013 rights offering because the rights included a foreign currency option, as each holder was able to elect to exercise its rights in US or Canadian dollars. Under US GAAP, changes in the fair value of the derivative financial liability were recorded in the statement of operations. Under IFRS, the Company has recorded these rights as an equity instrument and therefore no derivative has been recorded.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

26.	First time adoption of IFRS (continued)

(h)	Consolidation and classification of SouthGobi

Under US GAAP, the Company classified the SouthGobi disposal group as held for sale and a discontinued operation during the three months ended September 30, 2014 and as a result, restated previous periods presented to reflect the classification as held for sale and a discontinued operation. Following completion of the private placement on December 3, 2014, the Company’s ownership of SouthGobi fell to 47.9% and the Company classified SouthGobi as an investment subject to significant influence and no longer consolidated. The Company’s investment in SouthGobi at December 31, 2014 was recognized at fair value as an investment within non-current assets held for sale in the Company’s consolidated balance sheet.

Under IFRS, the Company has determined that at the time of the private placement on December 3, 2014 and at December 31, 2014, it had the power to control the activities of SouthGobi and has consolidated SouthGobi in the Company’s consolidated financial statements as held for sale and discontinued operations. Under IFRS, the assets and liabilities of SouthGobi are not reclassified as held for sale prior to the determination of being held for sale during the three months ended September 30, 2014.

27.	Subsequent Events

On April 23, 2015, the Company completed the sale of 48.7 million shares in SouthGobi to Novel Sunrise Investments Limited. Cash proceeds of Cdn$8.5 million were received on completion, with a balance of Cdn$8.5 million payable to the Company on the first anniversary of closing.

On May 1, 2015, the Company announced that the sale and purchase agreement with NUR had expired on April 30, 2015 without the transaction contemplated thereunder having being completed. The transaction was unable to be completed as required by the terms of the sale and purchase agreement.